UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated August 14, 2013

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F__✓___	Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______	No__✓___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

This Report on Form 6-K contains the following:-

1.                                    A news release dated 5 July 2013 entitled ‘VODAFONE TO EXPAND ITS ENTERPRISE OFFERING IN AFRICA AS REVENUES EXCEED ONE BILLION EUROS’

2.                                    Stock Exchange Announcement dated 1 July 2013 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

3.                                    Stock Exchange Announcement dated 2 July 2013 entitled ‘Holding(s) in Company’

4.                                    Stock Exchange Announcement dated 11 July 2013 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

5.                                    Stock Exchange Announcement dated 18 July 2013 entitled ‘Holding(s) in Company’

6.                                    Stock Exchange Announcement dated 23 July 2013 entitled ‘Result of AGM’

7.                                    Stock Exchange Announcement dated 31 July 2013 entitled ‘Transaction in Own Securities – Voting Rights and Capital’

5 July 2013

VODAFONE TO EXPAND ITS ENTERPRISE OFFERING IN AFRICA AS REVENUES EXCEED ONE BILLION EUROS

Vodafone today announced the expansion in Africa of Vodafone Global Enterprise (VGE), the business unit providing communications services for Vodafone’s 1,700 largest multinational customers throughout Africa, Asia-Pacific, Europe and the Americas.

Vodafone is experiencing strong growth in revenues from enterprise in Africa which exceeded one billion Euros during the financial year ending March 2013.

VGE has an industry-leading track record in designing and implementing sophisticated global mobile and fixed-line communications products and services for some of the world’s leading companies. The Group is establishing two new regional hubs in Nairobi and Accra in order to enhance significantly the level of support for more than 600 VGE multinational customers with operations in Africa.

The new hubs will meet the needs of multinational customers in east and west Africa, complementing the enterprise customer service operations of Vodafone Egypt in Cairo and Vodacom in Johannesburg which already provide 24/7 services in 13 languages to hundreds of the Group’s enterprise customers.  In addition, Vodafone’s extensive network of partner market operations enables the group to provide services to businesses in more than 50 African countries.

Vodafone Global Enterprise President of Asia-Pacific and Sub-Saharan Africa, Stevan Hoyle said:  “Many global companies expanding their presence in Africa are daunted by the challenge of setting up operations in different countries, each with their own infrastructure and communications challenges.   Companies are looking for expert help in minimising the cost and complexity of their communications across Africa and beyond.

“There is growing interest in our ability to offer a single management contract governing multiple territories, taking away much of the worry for large corporate customers looking to manage their communications in a fast-growing but demanding environment.”

- ends -

For further information:

Vodafone Group

Media Relations

Tel:  +44 (0) 1635 664444

Notes to editor:

About Vodafone

Vodafone is one of the world’s largest mobile communications companies by revenue with approximately 404 million customers in its controlled and jointly controlled markets as of 31 March 2013. Vodafone currently has equity interests in over 30 countries across five continents and more than 50 partner networks worldwide. For more information, please visit: www.vodafone.com

About Vodafone Global Enterprise

Vodafone Global Enterprise provides managed communications services to many of the world’s leading global companies. It supports communications wherever its customers are present: Europe, the Middle East, Africa, Asia Pacific and the United States. Please visit: www.enterprise.vodafone.com

1 July 2013

RNS: 3369I

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice of the following changes in share interests of directors, persons discharging managerial responsibilities (“PDMRs”) of the Company and their connected persons:

	Number of ordinary shares of US$0.11 3/7
	in the capital of Vodafone Group Plc
	A	B	C
	Vesting of long term incentive awards(1)	No. of vested shares sold (3)	No. of shares transferred (4)
Vittorio Colao*	4,027,463	1,892,936	2,134,527
Andrew Halford*	2,340,645	1,100,131	1,240,514
Stephen Pusey*	1,288,281	605,520	682,761
Paolo Bertoluzzo	1,067,016	471,458	595,558
Warren Finegold	1,290,294	606,466	683,828
Matthew Kirk	613,372	288,312	325,060
Morten Lundal	975,734	458,623	517,111
Rosemary Martin	654,223	307,513	346,710
Nick Read	899,666	422,871	476,795
Ronald Schellekens	844,931	397,145	447,786
	Vesting of long term incentive awards(2)	No. of vested shares sold (3)	No. of shares transferred (4)
Nick Jeffery	456,993	215,915	241,078

(1)                      These share awards which were granted on 28 June 2010 have vested following assessment of the performance and employment conditions to which the awards were subject.  The awards were granted in accordance with the rules of the Vodafone Global Incentive Plan.  Based on the adjusted free cash flow for the three year period ended on 31 March 2013 and a multiplier based on Total Shareholder Return (“TSR”) relative to a peer group for the same period, 56.9% of the shares comprised in the awards have vested.

(2)                      These share awards which were granted on 28 June 2010 have vested.  The awards were granted in accordance with the rules of the Vodafone Global Incentive Plan.  50% of the awards were based on continued employment over the vesting period and vested entirely.  The remaining 50% of the awards were based on the adjusted free cash flow for the three year period ended on 31 March 2013 and following assessment of the performance and employment conditions, 56.9% of the shares comprised in this award vested.

(3)                      The figures in column B are the number of shares of those listed in column A that the Company has been advised by UBS Corporate Employee Financial Services International (“UBS CEFS”) were sold on behalf of the PDMRs on 28 June 2013, inter alia, to satisfy the tax liabilities arising on the vesting of the awards.  These share sales were made at 188.0334 pence per share.

(4)                      The figures in column C are the number of shares that the Company has been advised by UBS CEFS were on 28 June 2013 transferred to the PDMRs in satisfaction of the vesting of the awards  disclosed in column A, after deduction of shares sold as disclosed in column B.

* Denotes Director of the Company

As a result of the above, the interests in shares (excluding share options and unvested incentive shares) of the following Directors are as follows:

Vittorio Colao	8,947,810
Andrew Halford	3,415,336
Stephen Pusey	1,814,780

In addition, the Company has been advised by UBS CEFS that on 28 June 2013, Francesca Fiore, a connected person of Paolo Bertoluzzo, acquired 117,267 shares, following the vesting of share awards. 51,840 shares were sold on 28 June 2013 at 187.5606 pence per share to satisfy the tax liabilities arising on the vesting of the awards.

The Company was notified of these changes on 28 June 2013.

2 July 2013

RNS: 4347I

Vodafone Group Plc

02 July 2013

The Company has received a notification from The Capital Group Companies, Inc advising that certain of its Group Companies now hold voting rights in the Company (representing 3.053% of the voting rights of the Company). The threshold that was crossed or reached as a result of the transaction was 3%. The disclosure of their interest in accordance with DTR5 is below.

This notice is given in fulfilment of Vodafone Group Plc’s obligation under DTR 5.8.12.

TR-1(i):               NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.                 Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached(ii): Vodafone Group Plc

2.                 Reason for the notification: An acquisition or disposal of voting rights

3.                 Full name of person(s) subject to the notification obligation (iii): The Capital Group Companies, Inc.

4.                 Full name of shareholder(s) (if different from 3.)(iv):

•                 Capital Guardian Trust Company

•                 Capital International Limited

•                 Capital International SArl

•                 Capital Research and Management Company

5.                 Date of the transaction and date on which the threshold is crossed or reached (v): 28 June 2013

6.                 Date on which issuer notified: 01 July 2013

7.                 Threshold(s) that is/are crossed or reached (vi)(vii): 3%

8.                 Notified details:

A. Voting rights attached to shares (viii)(ix)(x)(xi):

Indirect (xii)	Number of voting rights	% of voting rights

Ordinary (GB00B16GWD56)	1,370,547,139	2.833%

ADRs (US92857W2098)	106,498,640	0.220%

B. Qualifying Financial Instruments (xiii)(xiv)

N/A

C. Financial Instruments with similar economic effect to Qualifying Financial Instruments (xv)(xvi)(xvii)(xviii)(xix)(xx)

N/A

Total (A+B+C)

Total number/percentage of voting rights	1,477,045,779	3.053%

9.                 Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xxi):

	Number of Shares	Percent of Outstandings

Capital Research and Management Company (“CRMC”) holdings	1,477,045,779	3.053%

Holdings by CRMC:

Capital Guardian Trust Company	2,817,998	0.006%

Capital International Limited	981,500	0.002%

Capital International SArl	1,087,336	0.002%

Capital Research and Management Company	1,472,158,945	3.043%

Proxy Voting:

10.                              Name of the Proxy holder:

11.                              Number of voting rights proxy holder will cease to hold:

12.                              Date on which the proxy holder will cease to hold voting rights:

13.                              Additional information:

14.                              Contact name:

15.                              Contact telephone number:

11 July 2013

RNS: 1507J

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice that it was advised on 11 July 2013 by Computershare Trustees Limited that on 10 July 2013 the following director and persons discharging managerial responsibility acquired an interest in the following number of ordinary shares of US$0.11 3/7 each in the Company at the price of 192.3p per share pursuant to the rules of the Vodafone Share Incentive Plan:

Andrew Halford*	130
Nick Jeffery	130
Matthew Kirk	130
Ronald Schellekens	130

* Denotes Director of the Company

18 July 2013

RNS: 6477J

Vodafone Group Plc

18 July 2013

The Company has received a notification from Legal & General Group Plc advising that the voting rights in the Company held by certain of its Group Companies now represent less than 3% of the voting rights of the Company. The threshold that was crossed or reached as a result of the transaction was 3%. The disclosure of their interest in accordance with DTR5 is below.

This notice is given in fulfilment of Vodafone Group Plc’s obligation under DTR 5.8.12.

TR-1(i):               NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.                 Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached(ii): Vodafone Group Plc

2.                 Reason for the notification: An acquisition or disposal of voting rights

3.                 Full name of person(s) subject to the notification obligation (iii): Legal & General Group Plc (L&G)

4.                 Full name of shareholder(s) (if different from 3.)(iv):  N/A

5.                 Date of the transaction and date on which the threshold is crossed or reached (v): 16 July 2013

6.                 Date on which issuer notified: 17 July 2013

7.                 Threshold(s) that is/are crossed or reached (vi)(vii): L&G (Below 3%)

8.                 Notified details:

A. Voting rights attached to shares (viii)(ix)(x)(xi)(xii):

	Number of shares previous to triggering transaction	% of voting rights after triggering transaction

Ordinary USD0.11428571/ADR	2,109,562,041 (As on 14/07/2010)	Below 3%

B. Qualifying Financial Instruments (xiii)(xiv)

N/A

C. Financial Instruments with similar economic effect to Qualifying Financial Instruments (xv)(xvi)(xvii)(xviii)(xix)(xx)

N/A

Total (A+B+C)

Total number/percentage of voting rights                       Below 3%

9.                 Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xxi):

Legal & General Group Plc (Direct and Indirect)  (Group)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)

Legal & General Investment Management Limited (Indirect) (LGIM)

Legal & General Group Plc (Direct) (L&G) (Below 3% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD)	Legal & General Insurance Holdings Limited (Direct) (LGIH)

Legal & General Assurance (Pensions Management) Limited (PMC)	Legal & General Assurance Society Limited (LGAS & LGPL)

Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:

10.                              Name of the Proxy holder:  N/A

11.                              Number of voting rights proxy holder will cease to hold: N/A

12.                              Date on which the proxy holder will cease to hold voting rights: N/A

13.                              Additional information: Notification using the total voting rights figure of 48,374,030,751

14.                              Contact name: Angela Hayter (LGIM)

15.                              Contact telephone number: 020 3124 3851

23 July 2013

RNS: 9757J

RESULT OF ANNUAL GENERAL MEETING

The Annual General Meeting of Vodafone Group Plc was held at the Grange Tower Bridge Hotel, 45 Prescot Street, London E1 8GP on Tuesday  23 July 2013.

The results of polls on all 23 resolutions were as follows:

	Resolution	Total votes validly cast	Percentage of relevant shares in issue (%)	For	Against	Votes withheld

1.	To receive the Company’s accounts and reports of the directors and the auditor for the year ended 31 March 2013	32,313,101,958	66.69%	32,256,574,883	56,527,075	73,894,340
2.	To re-elect Gerard Kleisterlee as a director	32,305,796,473	66.68%	31,682,767,118	623,029,355	81,379,692
3.	To re-elect Vittorio Colao as a director	32,305,324,911	66.68%	32,113,807,449	191,517,462	81,862,181
4.	To re-elect Andy Halford as a director	32,305,373,726	66.68%	32,048,022,541	257,351,185	81,840,185
5.	To re-elect Stephen Pusey as a director	32,305,199,849	66.68%	32,062,628,108	242,571,741	81,980,762
6.	To re-elect Renee James as a director	32,305,677,549	66.68%	32,042,579,875	263,097,674	81,487,406
7.	To re-elect Alan Jebson as a director	32,304,834,108	66.68%	32,106,766,887	198,067,221	82,354,526
8.	To re-elect Samuel Jonah as a director	31,951,686,525	65.95%	31,572,731,468	378,955,057	435,468,101
9.	To elect Omid Kordestani as a director	32,303,865,016	66.68%	32,036,161,014	267,704,002	83,284,805
10.	To re-elect Nick Land as a director	32,305,023,593	66.68%	32,074,107,811	230,915,782	82,132,664
11.	To re-elect Anne Lauvergeon as a director	31,952,192,076	65.95%	31,598,584,982	353,607,094	434,933,278
12.	To re-elect Luc Vandevelde as a director	32,303,792,184	66.68%	32,017,608,712	286,183,472	83,360,920
13.	To re-elect Anthony Watson as a director	32,286,387,865	66.64%	32,054,231,426	232,156,439	100,802,955
14.	To re-elect Philip Yea as a director	32,262,062,475	66.59%	32,009,136,820	252,925,655	125,034,018
15.	To approve a final dividend of 6.92p per ordinary share	32,307,300,091	66.68%	32,229,837,280	77,462,811	79,890,679
16.	To approve the Remuneration Report of the Board for the year ended 31 March 2013	31,950,649,494	65.95%	30,789,239,369	1,161,410,125	436,513,724
17.	To re-appoint Deloitte LLP as auditor	32,052,773,092	66.16%	31,749,339,437	303,433,655	334,398,730
18.	To authorise the Audit and Risk Committee to determine the remuneration of the auditor	32,162,761,136	66.38%	32,024,281,347	138,479,789	224,248,949
19.	To authorise the directors to allot shares	32,070,509,194	66.19%	29,499,580,701	2,570,928,493	316,609,576
20.	To authorise the directors to dis-apply pre-emption rights	32,105,770,519	66.27%	31,132,476,457	973,294,062	281,330,637
21.	To authorise the Company to purchase its own shares	32,310,383,067	66.69%	32,197,041,700	113,341,367	76,791,511
22.	To authorise political donations and expenditure	32,067,139,215	66.19%	31,386,077,660	681,061,555	319,974,264

23.	To authorise the calling of a general meeting other than an Annual General Meeting on not less that 14 clear days’ notice	32,282,062,596	66.63%	28,514,003,024	3,768,059,572	105,106,465

The number of ordinary shares in issue on 19 July 2013 (excluding shares held in Treasury) was 48,449,167,182.  Shareholders are entitled to one vote per share.  A vote withheld is not a vote in law and is not counted in the calculation of the proportion of votes validly cast.

Resolutions 1 to 19 and 22 were passed as ordinary resolutions and Resolutions 20, 21 and 23 were passed as special resolutions.

A copy of Resolutions 22 and 23, passed as special business at the Annual General Meeting, have been submitted to the Financial Conduct Authority via the National Storage Mechanism and will shortly be available for inspection at: morningstar.co.uk/uk/NSM

31 July 2013

RNS: 5114K

VODAFONE GROUP PLC

VOTING RIGHTS AND CAPITAL

In conformity with Disclosure and Transparency Rule 5.6.1R, Vodafone Group Plc (“Vodafone”) hereby notifies the market of the following:

Vodafone’s issued share capital consists of 52,821,582,649 ordinary shares of U.S.$0.11 3/7 each with voting rights, of which 4,372,367,553 ordinary shares are held in Treasury.

Therefore, thetotal number of voting rights in Vodafone is 48,449,215,096.  This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FCA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: August 14, 2013	By:	/s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary